Exhibit 99.2

THIS PROXY IS SOLICITED ON BEHALF OF

THE BOARD OF DIRECTORS OF

GLOBAL INTERNET OF PEOPLE, INC.

FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON AUGUST 5, 2022

The undersigned shareholder of Global Internet of People, Inc., a Cayman Islands company (the “Company”), hereby acknowledges receipt of the Notice of Annual General Meeting of shareholders (the “Meeting”) and the Proxy Statement, each dated July 12, 2022, and hereby appoints ____________________________________ of _______________________________ or, if no person is otherwise specified, the chairman of the Meeting, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Meeting of the Company to be held on August 5, 2022, at 9:30 a.m., Eastern Time, in a virtual-only format, at www.virtualshareholdermeeting.com/SDH2022, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and, (ii) in the discretion of any proxy, upon such other business as may properly come before the Meeting, all as set forth in the Notice of the Meeting and in the Proxy Statement furnished herewith.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR the following proposals:

1.	to re-elect Mr. Haiping Hu as a director of the Company to hold office until the next annual general meeting;

2.	to re-elect Mr. Haiwei Zuo as a director of the Company to hold office until the next annual general meeting;

3.	to re-elect Mr. Ligang Lu as a director of the Company to hold office until the next annual general meeting;

4.	to re-elect Mr. Xiang Luo as a director of the Company to hold office until the next annual general meeting;

5.	to re-elect Mr. Jian Pei as a director of the Company to hold office until the next annual general meeting;

6.	to approve the 2022 stock incentive plan;

7.	to approve to change the Company’s name to: Sunrise New Energy Co., Ltd.; and

8.	to amend the Company’s Memorandum and Articles of Association.

This proxy should be marked, dated, and signed by the shareholder exactly as his or her name appears on the share certificate and be returned promptly in the enclosed envelope to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. For the proxy to be valid, the duly completed and signed form of proxy must be received on or before 11:59 p.m. Eastern Time the day before the date of Meeting or any adjournment of the Meeting. Any person signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both should sign.

Please date, sign, and mail this

proxy card back as soon as possible.

DETACH PROXY CARD HERE
Mark, sign, date and return this Proxy Card promptly using the enclosed envelope.

	This Proxy Card must be received on or before 11:59 p.m. Eastern Time, August 4, 2022	Votes must be indicated (x) in Black or Blue ink.

		FOR	AGAINST	ABSTAIN

PROPOSAL NO. 1:	It is hereby resolved, as an ordinary resolution, that Mr. Haiping Hu be re-elected as a director of the Company to hold office until the next annual general meeting;	☐	☐	☐
PROPOSAL NO. 2:	It is hereby resolved, as an ordinary resolution, that Mr. Haiwei Zuo be re-elected as a director of the Company to hold office until the next annual general meeting;	☐	☐	☐
PROPOSAL NO. 3:	It is hereby resolved, as an ordinary resolution, that Mr. Ligang Lu be re-elected as a director of the Company to hold office until the next annual general meeting;	☐	☐	☐
PROPOSAL NO. 4:	It is hereby resolved, as an ordinary resolution, that Mr. Xiang Luo be re-elected as a director of the Company to hold office until the next annual general meeting;	☐	☐	☐
PROPOSAL NO. 5:	It is hereby resolved, as an ordinary resolution, that Mr. Jian Pei be re-elected as a director of the Company to hold office until the next annual general meeting;	☐	☐	☐
PROPOSAL NO. 6:	It is hereby resolved, as an ordinary resolution, that the 2022 stock incentive plan be approved;	☐	☐	☐
PROPOSAL NO. 7:	It is hereby resolved, as a special resolution, that the Company’s name be changed to: Sunrise New Energy Co., Ltd.;	☐	☐	☐
PROPOSAL NO. 8:	It is hereby resolved, as a special resolution, that the Company’s Memorandum and Articles of Association be amended.	☐	☐	☐

This Proxy Card must be signed by the person registered in the register of members at the close of business on July 5, 2022. In the case of a shareholder that is not a natural person, this Proxy Card must be executed by a duly authorized officer or attorney of such entity.

Share Owner signs here		Co-Owner signs here

Date: